Exhibit 16.1

May 13, 2021

Mr. William Gruver, Audit Committee Chair Mr. Anthony Georgiadis, Chief Financial Officer Green Thumb Industries, Inc.

Chicago, IL 60654

Dear Mr. Gruver and Mr. Georgiadis:

This is to confirm that the client-auditor relationship between Green Thumb Industries, Inc. (Commission File Number 000-56132) and Macias Gini & O’Connell, LLP has ceased.

Sincerely,

Macias Gini & O’Connell LLP

101 California Street, Suite 3910

San Francisco, CA 94111 www.mgocpa.com